

SYNOPSIS:

ISSAC is an intense psychological thriller which constantly treads the lines of reality and fiction. Issac, A young reclusive mortician who inherited his stepfather's mortuary business meets a friendly waitress, Cassi. The two create an instant connection and after a night of terror, they pursue a revenge murder together. This film mixes a realistic story with surreal imagery, showing how one in isolation may operate due to the circumstances he has been given. Issac inevitably makes a choice and never questions the morality of his decisions.











DEATH IS FOREVER.   ISSAC   A FILM BY JOSH WEBBER

PRODUCER: JEFF RICE



Jeff Rice is recognized as one of the top Independent Producer's in Hollywood. He has worked on over 100 films in his lucrative career as producer and executive producer. Jeff's business background from owning a Real Estate and Mortgage company has helped him with the financial side in the film industry. Jeff's movies have opened as box office hits, premiered in all of the world's top film festivals including: Cannes, Sundance, Venice, Berlin and Toronto, and many have won numerous awards. He has worked with the biggest actors in Hollywood such as: Denzel Washington, Mark Wahlberg, Jake Gyllenhaal, Robert De Niro, Russell Crowe, Keanu Reeves, Jennifer Aniston, Charlize Theron, Rosamund Pike, Sylvester Stallone, Arnold Schwarzenegger, Bruce Willis, Selena Gomez, Ethan Hawke, James Franco and many others. Click link for Jeff's IMDB profile: https://www.imdb.com/name/nm0723450/

Jeff's most celebrated movies that have made number one at the box office include: Lone Survivor starring Mark Wahlberg. Released by Universal and Directed by Peter Berg, Lone Survivor made over 125 million domestically. 2 Guns, starring Denzel Washington and Mark Wahlberg, End of Watch, starring Jake Gyllenhaal and Michael Pena, The Watcher, starring Keanu Reeves and Marissa Tomei.

Other A-list movies include, Escape Plan, starring Sylvester Stallone and Arnold Schwarzenegger, Broken City, starring Mark Wahlberg, Russell Crowe and Catherine Zeta Jones. His World War II, television movie of the week, The Courageous Heart of Irena Sendler, stars Academy Award winning actress, Anna Paquin and is based on a true story. It won an Emmy, was nominated for three, additionally the film was nominated for a Golden Globe.

Jeff's recent projects include: A Private War, starring Rosamund Pike of Gone Girl and Jamie Dornan of the Fifty Shades series, opening at the box office to critical acclaim. As well as being nominated for 2 Golden Globes. Some upcoming films include: The Informer, which stars Rosamund Pike, Joel Kinnaman and Clive Owen. Another is a crime drama Arkansas, starring Liam Hemsworth, John Malkovich, and Vince Vaughn. His film, The Kindergarten Teacher, starring Maggie Gyllenhaal, won best director at the 2018 Sundance Film Festival. Under the Silver Lake, starring Andrew Garfield, and just wrapped Tesla, starring Ethan Hawke based on the true story on Nikola Tesla.







DEATH IS FOREVER. ISSAC A FILM BY JOSH WEBBER